Exhibit 21

Subsidiaries of Howard Bancorp, Inc.

Name:	State of Organization:

Howard Bank	Maryland

Subsidiaries of Howard Bank

Name:	State of Organization:

HB Real Estate Holdings, LLC	Maryland
University Boulevard I, LLC	Maryland
University Boulevard II, LLC	Maryland
Prime Business Leasing, Inc.	Maryland
301 South Dupont Hwy., LLC	Delaware